

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2016

Via E-mail
Michael N. Waldkirch
Chief Financial Officer
Gold Standard Ventures Corp.
815 West Hastings Street, Suite 610
Vancouver, B.C. V6C 1B4

Re: Gold Standard Ventures Corp.
Form 40-F for the Year Ended December 31, 2015
Filed March 31, 2016
File No. 001-35571

Dear Mr. Waldkirch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining